FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and address of Company:

Leading Brands, Inc.
Suite 1800 – 1500 West Georgia Street
Vancouver BC V6G 2Z6

Item 2.	Date of Material Change:

September 12, 2005

Item 3.	News Release:

A news release announcing the material change was issued on September 16, 2005 for Canadian and U.S. distribution through Canada NewsWire.

Item 4.	Summary of Material Change:

Mr. David Bowra was appointed as a director of the Company.

Item 5.	Full Description of Material Change:

Mr. David Bowra was appointed as a director of the Company. Mr. Bowra is the President of The Bowra Group, a Vancouver-based boutique financial advisory. He has over 30 years experience with major accounting firms, most recently as British Columbia partner in charge of Financial Advisory Services for one of the big four accounting firms. David is a chartered accountant and certified management consultant. He has a degree in economics from University College Cardiff.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable

Item 7	Omitted Information:

Not applicable

Item 8	Executive Officer:

Ralph D. McRae, Chief Executive Officer
(604) 685-5200 (Ext. 238)

Item 9.	Date of Report:

September 19, 2005